                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


 X            Annual Report Pursuant to Section 15(d) of the
---
                Securities Exchange Act of 1934 [Fee Required]
                  For the Fiscal Year Ended December 31, 1997

              Transition Report Pursuant to Section 15(d) of the
---
               Securities Exchange Act of 1934 [No Fee Required]
           For the Transition Period From ___________ To __________



                         Commission File Number 1-5502



                      ELJER TAX REDUCTION INVESTMENT PLAN
                           (Full title of the Plan)



                             ZURN INDUSTRIES, INC.
                14801 Quorum Drive, Addison, Texas  75240-7584
     (Name and address of issuer of securities held pursuant to the Plan)

Pension Committee
Zurn Industries, Inc.
Dallas, Texas

We have audited the accompanying statement of net assets available for benefits of the Eljer Tax Reduction Investment Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 1996 (from which certain information has been presented for purposes of comparison) were audited by other auditors whose report dated September 27, 1997 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eljer Tax Reduction Investment Plan as of December 31, 1997, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ The Pashke Group


Erie, Pennsylvania
May 21, 1998

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ELJER TAX REDUCTION INVESTMENT PLAN

(Thousands)


                                             December 31
                                        1997             1996
                                       -------          -------
ASSETS
Investments:
 Fixed Income Fund                     $ 9,779          $ 7,420
 Managed Balanced Fund                   5,551            2,618
 Managed Growth Fund                     7,557            3,747
 United States Stock Fund                9,264            3,861
 International Stock Fund                2,602            1,316
 Household International Stock Fund      3,133            2,581
 Eljer Industries Common Stock Fund                      11,317
 Zurn Industries Common Stock Fund       1,406
                                       -------          -------
                                        39,292           32,860
Participants' loans                      1,689            1,121
Contributions receivable:
 Employers'                                681              686
 Participants'                             163              153
                                       -------          -------
 TOTAL ASSETS                           41,825           34,820

PARTICIPANTS' REFUNDS                       58               32
                                       -------          -------

NET ASSETS AVAILABLE FOR BENEFITS      $41,767          $34,788
                                       =======          =======


See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ELJER TAX REDUCTION INVESTMENT PLAN

Year Ended December 31, 1997

(Thousands)


                                          Fixed         Managed          Managed        United
                                          Income        Balanced         Growth         States       International
                                           Fund           Fund            Fund        Stock Fund       Stock Fund
                                      -------------   -------------   ------------   -------------   -------------
ADDITIONS
Investment income:
 Dividends and interest                  $  571          $  333          $  414          $  442           $  124
 Net appreciation in
  value of investments                                      375             634           1,271              229
                                         ------          ------          ------          ------           ------
                                            571             708           1,048           1,713              353
Participants' contributions                 492             397             585             601              257
Employers' contributions                    402             223             314             284              126
                                         ------          ------          ------          ------           ------
 TOTAL ADDITIONS                          1,465           1,328           1,947           2,598              736

BENEFITS PAID TO PARTICIPANTS             1,527             432             491             678              301
                                         ------          ------          ------          ------           ------

NET ADDITIONS (DEDUCTIONS)                  (62)            896           1,456           1,920              435

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                         7,420           2,618           3,747           3,861            1,316
Transfers                                 2,421           2,037           2,354           3,483              851
                                         ------          ------          ------          ------           ------
End of year                              $9,779          $5,551          $7,557          $9,264           $2,602
                                         ======          ======          ======          ======           ======

See notes to financial statements.

ELJER TAX REDUCTION INVESTMENT PLAN

Year Ended December 31, 1997

(Thousands)

                                                        Eljer        Zurn
                                       Household     Industries   Industries
                                     International     Common       Common
                                       Stock Fund    Stock Fund   Stock Fund     Other      Total
                                     -------------   ----------   ----------    -------    -------
ADDITIONS
Investment income:
 Dividends and interest                  $    40       $     58      $    8      $  121    $ 2,111
 Net appreciation (depreciation)
   in value of investments                   880            179         (45)                 3,523
                                          ------       --------      ------      ------    -------
                                             920            237         (37)        121      5,634
Participants' contributions                                  48           2         (14)     2,368
Employers' contributions                                     78       1,397          (5)     2,819
                                          ------       --------      ------      ------    -------
 TOTAL ADDITIONS                             920            363       1,362         102     10,821

BENEFITS PAID TO PARTICIPANTS                270            121          22                  3,842
                                          ------       --------      ------      ------    -------

NET ADDITIONS                                650            242       1,340         102      6,979

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                          2,581         11,317                   1,928     34,788
Transfers                                    (98)       (11,559)         66         445
                                          ------       --------      ------      ------    -------
End of year                               $3,133       $    -0-      $1,406      $2,475    $41,767
                                          ======       ========      ======      ======    =======

 See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ELJER TAX REDUCTION INVESTMENT PLAN

Year Ended December 31, 1996

(Thousands)

                                          Fixed         Managed          Managed        United
                                          Income        Balanced         Growth         States       International
                                           Fund           Fund            Fund        Stock Fund       Stock Fund
                                      -------------   -------------   ------------   -------------   -------------
ADDITIONS
Investment income:
 Dividends and interest                 $   445          $   148         $  270         $   326          $   21
 Net appreciation (depreciation)
  in value of investments                                    238            (19)            353              82
                                        -------          -------         ------         -------          ------
                                            445              386            251             679             103
Participants' contributions                 644              372            312             574             136
Employers' contributions                    659              307            388             391             153
                                        -------          -------         ------         -------          ------
 TOTAL ADDITIONS                          1,748            1,065            951           1,644             392

BENEFITS PAID TO PARTICIPANTS               514              140             46             384              22
                                        -------          -------         ------         -------          ------

NET ADDITIONS (DEDUCTIONS)                1,234              925            905           1,260             370

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                         7,249            3,003                          3,900
Transfers                                (1,063)          (1,310)         2,842          (1,299)            946
                                        -------          -------         ------         -------          ------
End of year                             $ 7,420          $ 2,618         $3,747         $ 3,861          $1,316
                                        =======          =======         ======         =======          ======

See notes to financial statements.

ELJER TAX REDUCTION INVESTMENT PLAN

Year Ended December 31, 1996

(Thousands)

                                                         Eljer
                                         Household     Industries
                                       International     Common
                                        Stock Fund     Stock Fund     Other     Total
                                       -------------   ----------    -------   -------
ADDITIONS
Investment income:
 Dividends and interest                     $   42       $     7                $1,259
 Net appreciation in
   value of investments                        940         6,132                 7,726
                                            ------       -------     ------    -------
                                               982         6,139                 8,985
Participants' contributions                                  265     $   (3)     2,300
Employers' contributions                                     407        498      2,803
                                            ------       -------     ------    -------
 TOTAL ADDITIONS                               982         6,811        495     14,088

BENEFITS PAID TO PARTICIPANTS                  179           442         30      1,757
                                            ------       -------     ------    -------

NET ADDITIONS                                  803         6,369        465     12,331

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                            1,885         5,009      1,411     22,457
                                            ------       -------     ------    -------
Transfers                                     (107)          (61)        52
                                            ------       -------     ------    -------
End of year                                 $2,581       $11,317     $1,928    $34,788
                                            ======       =======     ======    =======

See notes to financial statements.

ELJER TAX REDUCTION INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1997


PLAN DESCRIPTION

The Eljer Tax Reduction Investment Plan, which became effective April 1, 1989, is a defined contribution retirement plan for eligible employees of Eljer Industries, Inc. and its participating subsidiaries which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Subject to certain eligibility requirements, participants may contribute on a pretax or after-tax basis up to 15% of their compensation to the Plan and they may borrow from their accounts subject to specified limitations.

At the Company's discretion, participants' contributions may be matched in whole or in part by Company contributions ("Employer Matching Contributions") at a rate determined by the Company. The amount of a participant's contributions eligible for matching may not exceed 6% of the participant's annual compensation. In addition, beginning January 1, 1996, the Company contributes amounts equal to 2% of each eligible participant's compensation ("Level One TRIP+") and 0% to 7% of compensation based on the participant's years of credited service ("Level Two TRIP+"). Employer Matching Contributions and Level Two TRIP+ contributions vest over four years of plan participation. Level One TRIP+ contributions become vested after five years of service. All company contributions become 100% vested upon eligibility for normal retirement, death, or full and permanent disability.

Prior to April 14, 1989, the Company's subsidiaries were wholly-owned subsidiaries of Household International, Inc. On that date, Household distributed to its shareholders all of the outstanding shares of common stock of the Company. On April 1, 1989 in preparation for the distribution, the equity of the Plan for the participating employees of the Company, including investments in Household common stock, was transferred from the Household Manufacturing, Inc. Tax Reduction Investment Plan to the Plan adopted by the Company. The Plan's Household International Stock Fund is frozen and no contributions are permitted to be made to the fund.

On January 22, 1997, all the Company's common stock, including shares held by the Plan, was purchased by a subsidiary of Zurn Industries, Inc. in connection with transactions in which the Company became a wholly-owned subsidiary of Zurn with provisions for the continuation of the Plan. Subsequently, the Pension Committee of Zurn succeeded the Eljer TRIP Administrative and Investment Committee as Plan administrator.

Information about the Plan agreement and the benefit provisions is contained in the "Summary Plan Description" which may be obtained from Zurn Industries, Inc., the Plan Administrator.

SIGNIFICANT ACCOUNTING POLICIES

Investments   Investments in mutual funds of registered investment companies are stated at market value as determined by the funds.

Employer Stock Funds Investments in the common stocks of Household International, Eljer Industries, and Zurn Industries (1997 - 42,822 shares) are stated at their quoted market values.

Investment Transactions Investment transactions are recorded as of the date the order to buy or sell is executed with realized gains and losses determined by the average cost method being included in investment income as a component of the net appreciation (depreciation) in the value of investments.

Participants' Loans Participants' loans are stated at the principal amount due from the participants.

Dividends  Dividend income is recognized on the ex-dividend date.

Expenses  Administrative expenses are paid by the Plan Administrator.

Statement Reclassification The 1996 financial statements have been changed to conform to the current presentation with no effect on the amount of total net assets available for benefits.


INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.


WITHDRAWALS AND FORFEITURES

Benefits payable to withdrawing participants not included in the financial statements at December 31, 1997 and 1996 amounted to approximately $634,000 and $439,000, respectively. Forfeited contributions reduced the amount of employer contributions by approximately $39,000 and $26,000 in 1997 and 1996, respectively.

SIGNIFICANT INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits at December 31, 1997 and 1996:

                                                        1997    1996
                                                       ------  -------
                                                         (Thousands)
   Common stocks:
     Eljer Industries, Inc.                                    $11,315
     Household International, Inc.                     $3,092    2,581
   Mutual funds of registered investment companies:
     Davis New York Venture Fund                        3,719    2,037
     GAM International Fund                             2,777
     Parkstone Small Capitalization Fund                3,452
     Pimco Advisors Institutional-
       Cadence Capital Appreciation Fund                3,620
     Putnam Voyager Fund                                4,627    1,931
   Pooled separate account:
     LaSalle Income Plus Fund                           9,770    7,420

SUBSEQUENT EVENT

On February 16, 1998, Zurn Industries entered into an Agreement and Plan of Merger with U.S. Industries, Inc. and certain of its affiliates which, if approved by the shareholders of both companies at meetings scheduled for June 11, 1998, will result through mergers in the companies becoming wholly-owned subsidiaries of a new company that will change its name to U.S. Industries, Inc.
(USI). At the effective time of the mergers, each share of Zurn common stock will be converted into the right to receive 1.6 shares of USI common stock upon surrender of the certificates for the Zurn stock.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - Item 27a

ELJER TAX REDUCTION INVESTMENT PLAN

(Thousands of Dollars)


          Identity of             Description of                 Current
        Party Involved              Investment           Cost     Value
---  ---------------------  --------------------------  -------  -------

*    Zurn Industries, Inc.  Common Stock, par            $1,391   $1,346
                            value $.50
                            42,822 shares

     Household              Common Stock, par               298    3,092
     International, Inc.    value $1
                            24,229 shares

     LaSalle National       LaSalle Income                9,770    9,770
     Trust, N.A.            Plus Fund
                            9,769,695 shares

     Miller, Anderson &     MAS Funds Fixed Income        1,407    1,425
     Sherrerd               Portfolio Mutual Fund
                            119,546 shares

     The Vanguard Group     Vanguard Fixed Income Fund    2,678    2,699
     of Investment          249,654 shares
     Companies
                            Vanguard Windsor II Fund        813      965
                            33,706 shares

     Davis Selected         Davis New York                2,927    3,719
     Advisors, L.P.         Venture Fund Class A
                            166,559 shares

     GAM Funds, Inc.        GAM International Fund        2,231    2,777
                            97,487 shares

     T. Rowe Price          T. Rowe Price                 1,639    1,636
     International          International
     Funds, Inc.            Stock Fund
                            121,909 shares


* - A party known to be a party-in-interest.

ELJER TAX REDUCTION INVESTMENT PLAN

(Thousands of Dollars)


        Identity of              Description of                                Current
       Party Involved              Investment                  Cost             Value
---  -----------------        --------------------         ------------      -----------

     First of America         Parkstone Small                  3,536            3,452
     Investment               Capitalization Fund
     Corporation              132,466 shares

     Pimco Advisors           Cadence Capital                  3,141            3,620
     Institutional            Appreciation Fund
     Funds                    158,503 shares

     Putnam Funds             Putnam Voyager Fund              3,807            4,627
                              242,896 shares

     Nations Bank, N.A.       Nations Prime Fund                 129              129
                              Primary A
                              129,442 shares

     Accrued income           Included in fund balances           35               35

  *  Participants' loans      Interest rates 9.5% to 10%                        1,689
                                                             -------          -------

                                                             $33,802          $40,981
                                                             =======          =======

* - A party known to be a party-in-interest.

SCHEDULE OF REPORTABLE TRANSACTIONS - Item 27d

ELJER TAX REDUCTION INVESTMENT PLAN

Year Ended December 31, 1997

(Thousands of Dollars)


       Identity of                    Description of             Purchase       Sale        Cost of        Gain
      Party Involved                      Asset                    Price        Price        Asset        (Loss)
----------------------------    ------------------------       ------------   ---------    ---------   -----------
INDIVIDUAL TRANSACTIONS

LaSalle National Trust, N.A.    LaSalle Income Plus Fund         $  3,080

PIC Investment Trust            Pinnacle Growth Fund                           $ 1,808      $ 1,751      $    57

Eljer Industries, Inc.          Common Stock                                    11,403        4,320        7,083


SERIES OF TRANSACTIONS

LaSalle National Trust, N.A.    LaSalle Income Plus Fund            4,630        2,251        2,251

Davis Selected                  Davis New York Venture              2,148        1,305        1,133          172
Advisors, LP                    Fund Class A

Eljer Industries, Inc.          Common Stock                                    11,494        4,355        7,139

Vanguard Group                  Vanguard Fixed Income               1,836          467          390           77
of Investment                   Fund
Companies


This schedule lists individual and series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the year.

ELJER TAX REDUCTION INVESTMENT PLAN

Year Ended December 31, 1997

(Thousands of Dollars)

       Identity of                 Description of            Purchase       Sale        Cost of        Gain
      Party Involved                   Asset                   Price        Price        Asset        (Loss)
----------------------------    --------------------       ------------   ---------    ---------   -----------
SERIES OF TRANSACTIONS

Pimco Advisors                  Cadence Capital               3,161
Institutional Funds             Appreciation Fund

PIC Investment Trust            Pinnacle Growth Fund          1,749          3,342        3,262         80

Putnam Funds                    Putnam Voyager Fund           2,319            126          122          4

First Of America                Parkstone Small               2,239            151          133         18
Investment Corporation          Capitalization Fund

This schedule lists individual and series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the year.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Pension Committee of Zurn Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized

                                     ELJER TAX REDUCTION INVESTMENT PLAN



June 11, 1998                        /s/ James A. Zurn
                                     ----------------------------
                                     James A. Zurn, Chairman
                                     Pension Committee of
                                     Zurn Industries, Inc.

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-36621 pertaining to the Eljer Tax Reduction Investment Plan of our report dated May 21, 1998 with respect to the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the Eljer Tax Reduction Investment Plan.

                                          /s/ The Pashke Group



Erie, Pennsylvania
June 11, 1998